Exhibit 99.92

Titan Mining Corporation

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

August 20, 2025

The following provides matters voted upon and the results of the votes at the Annual General Meeting of the shareholders of Titan Mining Corporation (the “Company”) held on August 20, 2025, in Vancouver, British Columbia (the “Meeting”).

Common Shares represented at the Meeting:                    87,802,616 or 64.39%

All matters were approved by shareholders present in person or represented by proxy at the Meeting as follows:

		Votes For		Votes Against		Votes Withheld
	Description of Matter	Number	%	Number	%	Number	%
1.	Ordinary resolution to elect the following nominees as Directors:
	John Boehner	85,444,409	99.99	-	-	12,001	0.01
	Lenard Boggio	78,676,450	92.07	-	-	6,779,960	7.93
	William Mulrow	76,691,200	89.74	-	-	8,765,210	10.26
	George Pataki	78,676,450	92.07	-	-	6,779,960	7.93
	Donald R. Taylor	85,444,409	99.99	-	-	12,001	0.01
	Richard Warke	83,459,159	97.66	-	-	1,997,251	2.34
2.	Ordinary resolution to appoint PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	87,777,615	99.97	-	-	25,001	0.03

Titan Mining Corporation

/s/ Purni Parikh

Purni Parikh

Senior VP, Corporate Affairs and Corporate Secretary